Prospectus addendum	**Registration Statement Nos. 333-293684 and 333-293684-01**
To the prospectus dated April 17, 2026 and	**Dated April 17, 2026**
the prospectus supplement dated April 17, 2026	**Rule 424(b)(3)**
JPMORGAN CHASE & CO.	**JPMORGAN CHASE FINANCIAL COMPANY LLC**

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a prospectus dated April 17, 2026 (the "**Prospectus**") and a prospectus supplement dated April 17, 2026 (the "**Prospectus Supplement**") with the Securities and Exchange Commission. With respect to each preliminary pricing supplement dated prior to the date of this prospectus addendum relating to an offering with a pricing date after the date of this prospectus addendum (each, a "**Preliminary Pricing Supplement**"):

- all references to the prospectus of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC dated April 13, 2023 (the "**Original Prospectus**") (or to any section of the Original Prospectus) are deemed to refer instead to the Prospectus (or to the corresponding section of the Prospectus); and

- all references to the prospectus supplement of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC dated April 13, 2023 (the "**Original Prospectus Supplement**") (or to any section of the Original Prospectus Supplement) are deemed to refer instead to the Prospectus Supplement (or to the corresponding section of the Prospectus Supplement), *provided* that any discussion in connection with tax treatment or tax consequences of notes in the Prospectus Supplement shall be disregarded.

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have also filed the product supplements set forth under the heading "Replacement Product Supplement" in the table below (each, a "**Replacement Product Supplement**") with the Securities and Exchange Commission. With respect to each Preliminary Pricing Supplement, all references to any product supplement set forth under the heading "Original Product Supplement" in the table below (each, an "**Original Product Supplement**") (or to any section of that Original Product Supplement) are deemed to refer instead to the relevant Replacement Product Supplement (or to the corresponding section of that Replacement Product Supplement) as set forth in the table below.

Original Product Supplement	Replacement Product Supplement
Product supplement no. 1-I dated April 13, 2023	Transition product supplement no. 1-I dated April 17, 2026
Product supplement no. 2-I dated April 13, 2023	Transition product supplement no. 2-I dated April 17, 2026
Product supplement no. 3-I dated April 13, 2023	Transition product supplement no. 3-I dated April 17, 2026
Product supplement no. 4-I dated April 13, 2023	Transition product supplement no. 4-I dated April 17, 2026
Product supplement no. UBS-1-I dated April 13, 2023	Transition product supplement no. UBS-1-I dated April 17, 2026
Product supplement no. WF-1-I dated April 13, 2023	Transition product supplement no. WF-1-I dated April 17, 2026
Product supplement no. 7-I dated December 19, 2023	Product supplement no. 5-I dated April 17, 2026

In addition, JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed the underlying supplements set forth under the heading "Replacement Underlying Supplement" in the table below (each, a "**Replacement Underlying Supplement**") with the Securities and Exchange Commission. With respect to each Preliminary Pricing Supplement, all references to any underlying supplement set forth under the heading "Original Underlying Supplement" in the table below (each, an "**Original Underlying Supplement**") (or to any section of that Original Underlying Supplement) are deemed to refer instead to the relevant Replacement Underlying Supplement (or to the corresponding section of that Replacement Underlying Supplement) as set forth in the table below.

Original Underlying Supplement	Replacement Underlying Supplement
Underlying supplement no. 1-I dated April 13, 2023	Underlying supplement no. 1-I dated April 17, 2026
Underlying supplement no. 2-IV dated October 20, 2023	Underlying supplement no. 2-I dated April 17, 2026
Underlying supplement no. 5-IV dated January 14, 2026	Underlying supplement no. 5-I dated April 17, 2026
Underlying supplement no. 6-I dated April 13, 2023	Underlying supplement no. 6-I dated April 17, 2026
Underlying supplement no. 14-I dated April 13, 2023	Underlying supplement no. 14-I dated April 17, 2026
Underlying supplement no. 17-I dated April 13, 2023	Underlying supplement no. 17-I dated April 17, 2026

Original Underlying Supplement	Replacement Underlying Supplement
Underlying supplement no. 19-I dated April 13, 2023	Underlying supplement no. 19-I dated April 17, 2026
Underlying supplement no. 20-I dated July 31, 2023	Underlying supplement no. 20-I dated April 17, 2026
Underlying supplement no. 22-I dated May 12, 2023	Underlying supplement no. 22-I dated April 17, 2026
Underlying supplement no. 23-I dated August 28, 2023	Underlying supplement no. 23-I dated April 17, 2026
Underlying supplement no. 24-I dated September 1, 2023	Underlying supplement no. 24-I dated April 17, 2026
Underlying supplement no. 25-I dated February 15, 2024	Underlying supplement no. 25-I dated April 17, 2026
Underlying supplement no. 27-I dated March 18, 2025	Underlying supplement no. 27-I dated April 17, 2026
Underlying supplement no. 28-I dated June 4, 2025	Underlying supplement no. 28-I dated April 17, 2026

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or any Preliminary Pricing Supplement, Replacement Product Supplement, Replacement Underlying Supplement, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

April 17, 2026